UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File number: 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82:_______.

        SilicomLtd. (the “Registrant”) will hold its Annual and Extraordinary General Meeting of Shareholders on December 21, 2006 at 10:00 a.m. (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 44000, Israel. In connection with the meeting, on or about November 9, 2006, the Registrant published a Notice of Annual and Extraordinary General Meeting, and on or about November 16, 2006 the Registrant mailed to shareholders a Proxy Statement, a Proxy Card and the Consolidated Balance Sheet and Profit and Loss Statement of the Registrant for the year ended December 31, 2005. Attached hereto as Exhibits 1, 2, 3 and 4 are, the Notice of Annual and Extraordinary General Meeting, Proxy Statement, Proxy Card and Consolidated Balance Sheet and Profit and Loss Statement respectively.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Date: November 16, 2006